Exhibit 2.1

Execution copy

Dated 30 November 2010

SHARE PURCHASE AGREEMENT

between

MASTERHOLD B.V.
as the Seller

and
ACTUANT CORPORATION
as the Purchaser

in respect of the entire issued share capital of

MASTERVOLT INTERNATIONAL HOLDING B.V.
the Company

Peter van Anrooystraat 7, 1076 DA Amsterdam P.O. Box 75999, 1070 AZ Amsterdam The Netherlands

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SCHEDULES

Schedule 1 List of subsidiaries
Schedule 2 Draft Deed of Transfer
Schedule 3 Draft Deed of Deposit
Schedule 4 Disclosure Letter
Schedule 5 Warranties
Annex C.5                             Extracts company registries
Annex C.6                             List of managing directors and proxyholders
Annex G.2                             List of Encumbrances
Annex J.3                             List of top ten suppliers and customers as at Accounts Date

Schedule 6 Press release
Schedule 7 Notary Letter
Schedule 8 Tax Matters
Schedule 9 Legislation referred to in the definition of “Material Adverse Effect”
Schedule 10 Form of bank guarantee
Schedule 11 Calculation of Net Debt per 30 June 2010

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THIS AGREEMENT is made on 30 November 2010 BETWEEN:

(1)
MASTERHOLD B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of the Netherlands, having its corporate seat at Amsterdam, and registered at the trade register of the Dutch Chambers of Commerce under number 34381503 (the “Seller”);

(2)
ACTUANT CORPORATION, a company organised under the laws of Wisconsin, United States of America having its corporate seat at 13000 West Silver Spring Drive, Butler Wisconsin, United States of America (the “Purchaser”); and

(3)
MASTERVOLT INTERNATIONAL HOLDING B.V. a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of the Netherlands, having its corporate seat at Amsterdam, and registered at the trade register of the Dutch Chambers of Commerce under number 34146312 (the “Company”).

WHEREAS:

(A)	The Seller holds all the issued and outstanding shares in the share capital of the Company. The Company in turn holds all the issued and outstanding shares in the Subsidiaries.

(B)
The Company and its Subsidiaries are engaged in the business of designing, development and sale of premium branded, highly innovative power electronics. The Company focuses on integrated and highly flexible power conversion solutions that are customised to the specific needs of end-users and can handle highly variable levels of power consumption.

(C)	In connection with the contemplated sale of the Company and its Subsidiaries, the Seller has organised a controlled sale process in which the Purchaser and others have participated.

(D)	On 25 August 2010, the Seller and the Purchaser entered into a non-disclosure agreement.

(E)	On 26 August 2010, the Seller provided the Purchaser with an Information Memorandum prepared by advisors of the Seller.

(F)	On 22 September 2010, the Purchaser made a first non-binding offer to purchase the Shares from the Seller.

(G)	On 5 October 2010, the advisors of the Seller provided the Purchaser with the VDD Reports.

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(H)	The Seller has given the Purchaser and its advisors the opportunity to attend and participate in management presentations and vendor due diligence Q&A calls.

(I)
The Seller has given the Purchaser and its advisors access to the Data Room from 6 October 2010 to 9 November 2010, to carry out confirmatory due diligence as well as the opportunity to ask questions and carry out such investigations as the Purchaser deemed necessary in relation to the businesses of the Group Companies.

(J)
On 4 November 2010, the Purchaser made a second non-binding offer to purchase the Shares from the Seller based on the information provided by Seller and its advisors up to that date after which Purchaser and its advisors were granted the opportunity to carry out further confirmatory due diligence until 26 November 2010.

(K)
On 15 November 2010, the Seller and the Purchaser entered into a non-binding letter of intent relating to the sale and purchase of the Shares and subsequently on 22 November 2010, the Purchaser filed notification thereof with the competent competition authorities in Germany (Bundeskartellamt).

(L)	Parties now wish to lay down in this Agreement the terms and conditions of the sale and purchase of the Shares.

IT IS HEREBY AGREED as follows:

Article 1	Interpretation

1.1	In this Agreement the following terms shall, unless the context requires otherwise, have the following meanings:
“Accounts”:	the audited financial statements of the Company and the notes thereto for the three subsequent twelve (12) month periods ended on and as at 30 June 2008, 30 June 2009 and 30 June 2010, respectively;
“Accounts Date”:	30 June 2010;
“Agreement”:	this share purchase agreement including the schedules;
“Authority”:	any supranational, national, provincial, municipal or other governmental authority or court of a relevant jurisdiction;
“Business Day”:	a day (other than a Saturday or a Sunday) on which the majority of the banks are open for business in the Netherlands;

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“Company”:	Mastervolt International Holding B.V.;
“Company Property”:	all goods (zaken) (other than Real Property Rented) being used by any of the Group Companies and/or being shown on the balance sheet of any of the Group Companies;
“Completion Date”:
the date on which Completion takes place being a date falling within 5 (five) Business Days of fulfilment of each and all of the Conditions Precedent or such other date as the Seller and the Purchaser may agree upon;

“Completion”:	completion of the matters described in Article 6 including the transfer (levering) of the Shares pursuant to this Agreement;
“Conditions Precedent”:	the conditions precedent set out in Article 4 and “Condition Precedent” shall mean any of them;
“Confidentiality Agreement”:	the confidentiality and non-disclosure agreement referred to in recital (D) hereof;
“Damages”:	damages (vermogensschade) within the meaning of Sections 6:95 and 6:96 of the Dutch Civil Code;
“Data Room”:
the virtual data room operated by DRS Data Room Services containing financial, tax, legal and commercial information on the Group Companies and their businesses, which documents are electronically stored on CD-ROMs which have been provided to Seller and Purchaser prior to the date hereof and which will both be deposited with the Notary on the Completion Date pursuant to the Deed of Deposit;

“Deed of Deposit”:	the notarial deed of deposit executed on the Completion Date in the form of the draft attached hereto as Schedule 3;
“Deed of Transfer”:	the notarial deed of transfer of the Shares, of which a draft in agreed form is attached hereto as Schedule 2;
“Disclosed Information”:	all information Fairly Disclosed in (i) the Data Room, including the completed Q&A, (ii) the VDD Reports, (iii) the Agreement and/or (iv) the Disclosure Letter;

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“Disclosure Letter”:	the letter from the Seller to the Purchaser with Annexes thereto of even date herewith which is attached hereto as Schedule 4;
“Due Diligence Investigation”:	has the meaning ascribed thereto in Article 8.1(a);
“Effective Date”:	1 July 2010;
“Encumbrance”:
a mortgage (hypotheek), pledge (pand), usufruct (vruchtgebruik), lien or other encumbrance or right exercisable by a third party having similar effect, but, for the avoidance of doubt, in relation to shares in a company, does not include any mandatory share transfer restrictions contained in the organisational documents of such company;

“Event”:	any transaction, event, act or omission;
“Expert”:	has the meaning attributed thereto in Article 4.8;
“Fairly Disclosed”:
disclosed in such a manner and with such detail that a prudent individual reviewing the relevant information could have assessed the financial, legal, commercial or other relevance and consequences of such disclosure;

“Governmental Action”:	has the meaning attributed thereto in Article 4.8;
“Group Companies”:	the Company and the Subsidiaries collectively and “Group Company” shall mean any of them;
“Insurance Policies”:	has the meaning ascribed thereto in paragraph Q.1 of Schedule 5;
“Intellectual Property”:
trade marks, service marks, trade names, domain names, logos, patents, inventions, design rights, copyrights, semi-conductor topography rights, database rights and all other similar rights in any part of the world including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

“Law”:	any applicable statute, law, ordinance, decree, judgement, order, rule or regulation of any Authority;

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“Material Adverse Effect”:
means any effect, event, occurrence, circumstance or change that, individually or together with other effects, events, occurrences, circumstances or changes, results or could reasonably be expected to result in a material adverse change in the Group Companies’ business, cash flow, financial position, assets, prospects or forecasts taken as a whole; provided, however, that any of the following shall not constitute a “Material Adverse Effect”: (i) any effect, event, occurrence, circumstance or change that is caused by conditions affecting the Dutch economy generally or the economy of any nation or region in which any of the Group Companies conducts business that is material to the business of the Group Companies, taken as a whole, (ii) any effect, event, occurrence, circumstance or change that is caused by conditions affecting the financial markets and/or (iii) any effect, event, occurrence, circumstance or change that is caused by conditions affecting the industries and/or markets in which the Group Companies are active. Notwithstanding the foregoing, the following does constitute a “Material Adverse Effect”: any Governmental Action resulting in a change to currently applicable, announced or anticipated legislation and policies, as those appear from Schedule 9, affecting the Group Companies’ solar business in any of the Benelux, Italy, Germany or France, which has, or could reasonably be expected to have, a negative effect on the Group Companies’ LE 2011 EBITDA in excess of  EUR 7,500,000 (seven million five hundred thousand Euros) which shall be determined in accordance with the procedure set out in Articles 4.8 and 4.9;

“Notary”:	civil law notary Ms. C. Holdinga or any other civil law notary of Lexence N.V. or such civil law notary’s substitute;
“Notary Letter”	has the meaning ascribed thereto in Article 6.5;
“Parties”:	the parties to this Agreement collectively, and “Party” shall mean any of them;
“Permit”:	any licence, exemption, consent or other authorisation or other clearance howsoever named, granted by an Authority;

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“Purchase Price”:	the purchase price as referred to in Article 3;
“Purchaser”:	Actuant Corporation;
“Purchaser’s Group”:	the Purchaser and any of its group companies (groepsmaatschappijen) collectively from time to time;
“Purchaser’s Relief”:
any Relief arising to the Group Companies to the extent that (i) it arises in respect of an Event occurring (or deemed to occur), or period commencing, after the Effective Date; or (ii) was included in the Accounts as an asset;

“Real Property Rented”:	has the meaning ascribed thereto in Paragraph H.1 of Schedule 5;
“Relief”:
any relief, allowance, amortisation, depreciation, credit, deduction, exemption, set-off or other relief of a similar nature granted or available in relation to Tax and any repayment or right to repayment of Tax;

“Restricted Territory”:	the Netherlands, Belgium, the United Kingdom, France, Germany, Spain, Italy, China, the United States of America and Hong Kong;
“Seller’s Group”:	the Seller and any of its group companies (groepsmaatschappijen) from time to time with the exception of the Group Companies;
“Seller”	Masterhold B.V.;
“Senior Employees”:	Paul Kenninck, Jos Hofs, John de Rijk, Bouke Siebenga and Bert Jansen;
“Shares”:	all of the shares in the issued and outstanding share capital of the Company;
“Subsidiaries”:	the companies listed in Schedule 1 hereto collectively, and “Subsidiary” means any of them;
“Tax Authority”:	any Authority competent to impose any liability for Taxes or to administer or collect any Tax;
“Tax” or “Taxation”:	all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains,

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net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, excise, contributions, rates and levies including without limitation all corporate or other income taxes (including divestment premiums), wage withholding tax, social security contributions, value added and sales tax, capital tax, real property transfer tax, other real estate taxes, excise duties and environmental taxes and duties, including any interest and penalties relating thereto, due, payable, levied or accrued and/or imposed by any Authority;

“Tax Claim”:	has the meaning attributed thereto in Article 12.5;
“Tax Liability”:
means:

(a) any liability of the Group Companies to make an actual payment of or in respect of Tax; and

(b) the setting off of any Purchaser's Relief against any Tax or income, profits or gains where, but for such setting off, the Group Companies would have had an actual liability to Tax in respect of which a claim could be made under paragraph 1.1 of Schedule 8; and

(c) the loss, non-availability or reduction of any Purchaser's Relief that was included in the Accounts as an asset;

“Tax Return”:	means any return, declaration, report or information relating to Taxes, including any schedule or attachments thereto, and including any amendment thereof;
“Third Party Claims”:	has the meaning ascribed thereto in Article 12.4;
“Transaction”:	the acquisition of the Group Companies by the Purchaser (and relevant other member(s) of the Purchaser’s Group) and any ancillary arrangements related thereto as contemplated by this Agreement;
“Transaction Costs”:	any fees, costs and expenses of external advisors engaged by the Seller, its (ultimate) shareholders, the Company and/or the Group Companies in relation to the Transaction;

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“VDD Reports”:
the financial and tax vendor due diligence report prepared by KPMG and KPMG Meijburg, dated 10 September 2010, and the commercial vendor due diligence report prepared by Roland Berger Strategy Consultants, dated October 2010, as provided to the Purchaser or its representatives prior to the date of this Agreement;

“Warranties”:	the representations and warranties made by the Seller as referred to in Article 9 and set out in Schedule 5 and “Warranty” shall mean any of them.

1.2	In this Agreement, unless otherwise specified:

(a)	references to articles, paragraphs, and schedules are to articles, paragraphs and schedules to this Agreement;

(b)
references to a “person” shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

(c)	words denoting the singular shall include the plural and vice versa;

(d)	headings to articles and schedules are for convenience only and do not affect the interpretation of this Agreement;

(e)
the schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the schedules;

(f)
“to the best knowledge of the Seller’” or any similar expression used herein means the actual knowledge, information or belief of Paul Kenninck, Jos Hofs, John de Rijk, Bouke Siebenga and Bert Jansen, and the constructive knowledge that Seller could have obtained having made reasonable inquiry;

(g)	“to the best knowledge of the Purchaser” or any similar expression used herein means only the knowledge, information or belief of Bill Axline, Ted Wozniak and Robert Arne;

(h)
references to documents in the “agreed form” means, in relation to any document, the form of that document to which Purchaser and Seller agreed and which has been initialled for identification purposes by Purchaser and Seller;

(i)
the expressions subsidiary (dochtermaatschappij), group company (groepsmaatschappij) and participation (deelneming) have the meaning given to them in sections 2:24a, 2:24b and 2:24c of the Dutch Civil Code;

(j)	where in this Agreement any word or phrase in the Dutch language has been inserted in the text after any word or phrase, this Agreement shall be construed

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as if the meaning of such English language word or phrase is the meaning which the laws of the Netherlands attribute to such Dutch language.

Article 2	Sale and Purchase

2.1
By and subject to the terms and conditions set out in this Agreement, the Seller hereby sells and agrees to transfer the Shares to the Purchaser and the Purchaser hereby purchases and agrees to accept the Shares from the Seller.

2.2	On the Completion Date the Shares shall be transferred by the Seller to the Purchaser in accordance with Article 6.7.

2.3	The profits and other economic benefits, or, as the case may be losses of the Group Companies over the period as from the Effective Date shall be for the Purchaser’s account.

Article 3	Purchase Price

3.1
The Purchaser shall pay to the Seller in consideration for the Shares a sum equal to EUR 118,958,000 (one hundred and eighteen million nine hundred and fifty-eight thousand Euros) (the “Purchase Price”). The Purchase Price shall be increased with interest at a rate of 5% (five percent) per annum calculated over an amount of EUR 115,000,000 (one hundred and fifteen million Euros), as of the Effective Date up to the Completion Date in accordance with Article 6.6.

Article 4	Conditions Precedent

4.1
The obligations of the Seller and the Purchaser to proceed with Completion shall be subject to the fulfilment or waiver of the following conditions precedent (opschortende voorwaarden) as provided in Article 4.6 (the “Conditions Precedent”):

(a)	All Permits required in connection with the sale of the Shares to the Purchaser have been obtained and in particular, the competent competition authorities in Germany (the “Competition Authorities”):

(i)	taking a decision that the sale of the Shares to the Purchaser does not give rise to a concentration falling within the scope of the relevant competition laws; or

(ii)	subject to Article 4.4, taking a decision approving, in accordance with the relevant competition laws, the sale of the Shares to the Purchaser; or

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(iii)
to the extent applicable under the relevant competition laws, not taking a decision within the time limits as set by the relevant competition laws, as a result of which approval of the sale and purchase of the Shares to the Purchaser shall be deemed to be granted.

(b)
No Authority enacts, issues, promulgates or enforces any Law, non-appealable judgment, decree or injunction that is in effect immediately prior to Completion and permanently restrains or prohibits the Agreement or the completion of the Transaction.

(c)
No legal action or proceedings are pending or threatened immediately prior to Completion by a bona fide third party (including any Authority) seeking to enjoin or restrain completion of the Transaction.

(d)
No breach of a Warranty occurs or is likely to occur and the Seller is not otherwise in breach of any of its obligations under the Agreement; provided that this Condition Precedent shall be deemed satisfied if and to the extent that the Seller either:

(i)
accepts liability for the Damages resulting from any such breach of a Warranty or from one or more of the specific indemnities included in Article 10, whereby the amount of the Damages shall be determined either (a) by agreement between the Purchaser and the Seller, or failing which (b) in legal proceedings before the competent court in accordance with Article 27 which shall then take place after Completion (it being understood that Seller shall prior to Completion pay to Purchaser the amount of Damages that Purchaser shall estimate in good faith); or

(ii)	otherwise remedies the relevant breach, to the satisfaction of the Purchaser.

(e)
No Material Adverse Effect has occurred or become known in the period from 30 June 2009 up to and including Completion, other than any Material Adverse Effects that were known to Mr. Bill Axline, Mr. Robert Arne and/or Mr. Ted Wozniak prior to the date of this Agreement.

4.2	The Parties shall use their reasonable endeavours to cause the Condition Precedent set out in Article 4.1(a) to be fulfilled as soon as possible.

4.3
Each of the Seller and the Purchaser hereby undertakes to disclose in writing to the other Party anything which will or may prevent any of the Conditions Precedent from being fulfilled immediately when it comes to the attention of such Party.

4.4	Without prejudice to the generality of Article 4.2:

(a)	the Purchaser shall provide the Seller and its advisors in advance with all

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(relevant parts of) notifications documents and information, including correspondence, which it intends to file with or provide to, or receives from Competition Authorities or any other relevant Authority in respect of the sale of the Shares to the Purchaser and the relevant Condition Precedent set out in Article 4.1(a);

(b)
the relevant Party shall provide the Competition Authorities and any other relevant Authority with any information as such Competition Authority or other Authority may request, refrain from causing any delays in responding to any such requests and cooperate with the Competition Authorities and any other Authority as may reasonably be required in order to fulfil the Condition Precedent set out in Article 4.1(a); and

(c)	the Purchaser shall bear all filing fees and similar costs incurred in respect of the fulfilment of the Condition Precedent set out in Article 4.1(a).

4.5
In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by an Authority or any other person challenging (any part of) the Transaction, each Party shall cooperate in all respects with the other Parties and shall use its reasonable endeavours to defend, contest, and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Transaction.

4.6
The Conditions Precedent set out in Article 4.1(a) and 4.1(b) have been inserted for the benefit of both the Seller and the Purchaser and may only be waived by written agreement of the Seller and the Purchaser. The Conditions Precedent set out in Articles 4.1(c), 4.1(d) and 4.1(e) have been inserted for the sole benefit of the Purchaser and may only be waived by the Purchaser in its sole discretion. If:

(a)	the Conditions Precedent set out in Articles 4.1(a) and/or 4.1(b) are not satisfied or waived by each of the Seller and the Purchaser; or

(b)	the Conditions Precedent set out in Articles 4.1(c), 4.1(d) and/or 4.1(e) are not satisfied or waived by the Purchaser; or

(c)	Completion has not occurred on or before 31 March 2011,

each of the Purchaser and/or the Seller may, in its sole discretion, terminate this Agreement.

4.7	In the event that this Agreement is terminated in accordance with Article 4.6:

(a)
none of the Parties shall have any claim against the other Parties as a result of such termination save for (i) any claim of a Party arising from a breach of any obligation contained in Article 4.2, 4.3 or 4.4, provided that no notice of

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termination pursuant to Article 4.6  may be given by a Party which is in default of its material obligations under this Agreement, and (ii) except in the event of Article 4.7(c);

(b)
following such termination, except for this Article 4, Article 1 (Interpretation), Article 14 (Confidentiality), Article 15 (Notices), Article 16 (Further assurances), Article 17 (Entire Agreement), Article 18 (No assignment), Article 20 (Variations), Article 22 (No rescission), Article 23 (Costs and expenses), Article 25 (Notary), Article 26 (Language) and Article 27 (Governing Law / Jurisdiction), all the other Articles of this Agreement shall lapse and cease to have effect; provided that the lapsing of those provisions shall not affect any rights or liabilities of any Party in respect of any previous breach of this Agreement; and

(c)
only if this Agreement is terminated for reasons of the Condition Precedent set out in Article 4.1(a) not having been satisfied or waived prior to the date set out above, the Purchaser shall be responsible for the Transaction Costs and will upon the receipt of the first written request of the Seller, accompanied by the relevant invoices, reimburse the Seller for such Transaction Costs up to an amount of EUR 1,000,000 (one million Euros) provided, however, that the Seller shall repay the Transaction Costs reimbursed by the Purchaser, if and to the extent that the Seller sells and transfers the Shares or all, or substantially all, of the Company’s assets to a third party who is not a group company of the Seller, within 12 (twelve) months after the termination of this Agreement in accordance with Article 4.6.

4.8
If and to the extent that (i) the Purchaser invokes the Condition Precedent set out in 4.1(e) by reason of any governmental action resulting in a change to currently applicable, announced or anticipated legislation and policies, as those appear from Schedule 9, affecting the Group Companies’ solar business in any of the Benelux, Italy, Germany or France (the “Governmental Action”) having occurred prior to Completion, and (ii) the Seller disputes that such Governmental Action has or could reasonably be expected to have a negative effect on the Group Companies’ LE 2011 EBITDA in excess of EUR 7,500,000 (seven million five hundred thousand Euros), the Seller and the Purchaser shall appoint an independent expert (the “Expert”) who will be either:

(a)	Roland Berger Strategy Consultants; or if this party is for any reason precluded from acting as the Expert for the purposes of this Agreement;

(b)
on the application of either the Seller or the Purchaser, an independent expert from an independent firm of strategy consultants of international repute, to be agreed between the Seller and the Purchaser, or failing agreement not later than the date 10 (ten) Business Days after the date that the Purchaser has notified the Seller of the potential Material Adverse Effect having occurred or which is reasonably expected to occur, to be appointed by the cantonal court at

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Amsterdam (Rechtbank Amsterdam sector kanton) upon application of either the Purchaser or the Seller.

4.9
The Expert shall be deemed to act as an expert for both the Purchaser and the Seller and not as an arbitrator, and the decision of the Expert shall be final and binding on the Seller and the Purchaser (in the absence of fraud or manifest error). The Expert shall be requested to determine whether the relevant Governmental Action has or could reasonably be expected to have a negative effect on the Group Companies’ LE 2011 EBITDA in excess of EUR 7,500,000 (seven million five hundred thousand Euros) and to notify each of the Seller and the Purchaser of his determination in writing within 10 (ten) Business Days of his appointment. The costs of the Expert shall be borne on a 50/50 basis by each of the Purchaser and the Seller.

4.10
The Purchaser may not terminate this Agreement in accordance with Article 4.6 by reason of Governmental Action, if such is disputed by the Seller and an Expert has been appointed in accordance with Article 4.8, in order to determine whether the Condition Precedent set out in Article 4.1(e) pertaining to Governmental Action has been satisfied. In that case the Purchaser may not terminate this Agreement until either of the following has occurred:

(a)
the Expert has confirmed in writing that the relevant Governmental Action has or could reasonably be expected to have a negative effect on the Group Companies’ LE 2011 EBITDA in excess of EUR 7,500,000 (seven million five hundred thousand Euros); or

(b)	30 April 2011.

Article 5	Pre-Completion Covenants

Locked box warranty

5.1	The Seller covenants that in the period since the Effective Date up to the date hereof, except with the written consent of the Purchaser:

(a)
other than a dividend of EUR 2,000,000 (two million Euros), which has been declared and paid following the Effective Date, no Group Company has paid or made, or has incurred any obligation to pay or make dividends or any capital distribution of whatever nature, whether by way of share redemption, share capital reduction or otherwise, in each case whether in cash, stock or in kind, to any Group Company; or

(b)	no Group Company has waived the payment of any indebtedness of any kind due by any member of Seller’s Group; or

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(c)	no Group Company has repaid any indebtedness of any kind to a member of Seller’s Group; or

(d)
no Group Company has assumed any indebtedness of any kind due by any member of the Seller’s Group other than in respect of any indebtedness in respect of which any Group Company is the principal debtor; or

(e)
no Group Company has paid, incurred any obligation to pay, reimbursed or been charged any transaction costs, expenses or advisor fees (including VAT or similar sales taxes) in relation to the Transaction, except for the time of any personnel of the Seller and any related costs, expenses and disbursements; or

(f)	no Group Company has paid any management or advisory fee to any member of the Seller’s Group; or

(g)
no Group Company has paid or incurred an obligation to pay any commission, rebate, discount or bonus (whether in cash or in kind) to any director, officer, or employee of any member of the Seller’s Group as an incentive to complete, or triggered by, the Transaction; or

(h)
no Group Company has paid any break fees and prepayment fees as a result of the repayment in connection with the Transaction of any existing debt facilities of any member of the Seller’s Group, nor has any Group Company made payments or paid any expenses in connection with the release of any security rights held by or for the benefit of the relevant lenders of any existing debt facilities to any member of the Seller’s Group and the related registrations required to reflect such release.

5.2	For the avoidance of doubt, limitation of the liability of the Seller pursuant to Articles 11.1 and 11.2, shall not apply with respect to the liability of the Seller pursuant to Article 5.1.

5.3
In the event of any breach of the covenant contained in Article 5.1, the Seller shall procure that the relevant member of Seller’s Group shall pay to the Purchaser, by way of a reduction of the Purchase Price, an amount equal to any sums, which any Group Company actually pay or have paid in breach of article 5.1, within 5 (five) Business Days after written notice of a breach thereof.

Access to information

5.4
Until Completion, the Seller shall permit the Purchaser and any person authorised by the Purchaser to have access, during regular business hours and upon reasonable advance notice, to all premises occupied by, and to the books and records of, and to all customers and suppliers of each of the Group Companies as well as to the Senior Employees and it shall furnish, or cause the Group Companies to furnish, to the Purchaser or those persons any information with respect to the Group Companies;

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provided that such access or information shall only be provided to the extent that the Purchaser or those persons authorised by the Purchaser may reasonably need such access or information in order to be adequately informed prior to Completion. The Seller shall cause the Group Companies to fully cooperate in connection with the foregoing activities.

5.5
Mr. Paul Kenninck has been designated by the Seller as the person who shall coordinate any requests for information with respect to the Group Companies. The Purchaser or its representatives shall not without the prior consent of the Seller, which consent shall not be unreasonably be withheld, contact any employee of any of the Group Companies for the purpose of obtaining any information with respect to the Group Companies.

5.6	Mr. Bill Axline has been designated by the Purchaser as the person who shall coordinate any requests for information with respect to the Group Companies.

Conduct of business

5.7	The Seller shall procure that pending Completion:

(a)
the Group Companies shall in general operate their business in the ordinary course, consistent with past practice as Fairly Disclosed to the Purchaser, with the aim of preserving their business organisation, goodwill and reputation;

(b)
specifically preserve their present business organisations, lines of business and their relationships with customers, suppliers and other third parties, in each case, consistent with past practice as Fairly Disclosed to the Purchaser; and

(c)
no matter or event as set forth in Article 5.1 shall occur and that no Group Company will do or agree to do any of such things in the period from the date hereof up to Completion, except in all cases if the same is expressly permitted under the terms of this Agreement.

No shareholders’ resolutions

5.8
The Seller shall procure that until Completion no shareholders’ resolutions relating to any of the Group Companies will be passed whether at or outside any general meeting of shareholders without the prior written consent of the Purchaser, except for those resolutions which are required in order to prepare for or complete the Transaction.

Other covenants

5.9
The Seller shall procure that until Completion none of the Group Companies shall, except to the extent contemplated or provided otherwise in this Agreement, without the prior written consent of the Purchaser, which shall not be unreasonably withheld, conditioned or delayed, enter into any agreement or assume any liability in relation to its assets, business and/or financial position other than in the ordinary course of

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business and Fairly Disclosed to the Purchaser, and shall not:

(a)
create, incur or assume any debt, liability or obligation for an amount in excess of EUR 500,000 (five hundred thousand Euros) in the aggregate (for the avoidance of doubt, including with respect to any FX contracts); or

(b)
assume, guarantee or otherwise become liable for the obligations of, or make any material loans or advances to any other person that is not a Group Company, for an amount exceeding EUR 50,000 (fifty thousand Euros); or

(c)
dispose of any of the assets of the Group Companies or acquire assets at a consideration in excess of EUR 100,000 (one hundred thousand Euros) in the aggregate, other than with respect to inventory in the ordinary course of business; or

(d)	take any action to materially increase in any manner the compensation (wages, salary, bonuses or any other form of compensation) of any employee or Senior Employee; or

(e)	cancel, terminate, waive or materially modify any agreement with any Senior Employee; or

(f)	enter into, terminate or amend any rulings, compromises or other agreements with any Authority; or

(g)	make or become obligated to make any material capital expenditures for an amount exceeding EUR 200,000 (two hundred thousand Euros) in the aggregate; or

(h)
cancel, terminate, materially modify or knowingly allow to lapse any insurance policy providing coverage for events, occurrences or accidents occurring prior to the Completion Date to the extent that same relate to any of the Group Companies; or

(i)	enter into, terminate or amend any lease agreement in respect of the Group Companies in excess of EUR 50,000 (fifty thousand Euros) in the aggregate; or

(j)	enter into any agreement obligating any of the Group Companies to do any of the foregoing.

5.10
Furthermore, the Seller shall procure that none of the Group Companies shall, until Completion except to the extent contemplated or provided otherwise in this Agreement, without the prior written consent of the Purchaser, which shall not be unreasonably withheld, conditioned or delayed:

(a)	mortgage, pledge, or subject to any third party rights any of its material assets; or

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(b)	make any alteration in the manner of keeping the books, accounts or records of the Company, except to the extent required by law and/or generally accepted accounting principles in the Netherlands; or

(c)
amend any of the articles of association or other constitutional documents of any of the Group Companies, or procure a legal merger (juridische fusie) or legal demerger (division) (juridische (af)splitsing) of any Group Company; or

(d)
issue any shares in the share capital of any of the Group Companies, or issue or sell any securities convertible into or exchangeable for or carrying the right to subscribe for any shares in the share capital of any of the Group Companies; or

(e)	repay, redeem or repurchase, or allow to be repaid, redeemed or repurchased, any share capital of any Group Company; or

(f)	declare or pay any dividends or other distributions with respect to the shares of any of the Group Companies; or

(g)	enter into any agreement obligating any of the Group Companies to do any of the foregoing.

Intra-group agreements

5.11
The Seller agrees with the Purchaser that, except as expressly set out in this Agreement or otherwise agreed by the Parties, all existing agreements and arrangements between one or more members of the Seller's Group (excluding the Group Companies) on the one hand and one or more Group Companies on the other hand shall be terminated prior to or at Completion.

Article 6	Completion

Place of Completion

6.1	Completion shall take place on the Completion Date at the offices of the Notary.

Covenants of the Seller

6.2	The Seller shall procure prior to or at Completion:

(a)	the repayment of any amount owed to any of the Group Companies by the Seller or by any other member of the Seller’s Group regardless of whether or not such amount is due for repayment;

(b)	following written approval from the Purchaser, which shall not be unreasonably

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withheld, conditioned or delayed the repayment of any amount owed by any of the Group Companies, to the Seller or to any other member of the Seller’s Group; and

(c)
the release of each of the Group Companies from any guarantee, indemnity, contribution obligation (bijdrageverplichtingen) letter of comfort or Encumbrance or other similar liability given or incurred by it for the benefit of the Seller or any other member of the Seller’s Group, whether actual or contingent.

Covenants of the Purchaser

6.3
The Purchaser and the Seller shall both use their reasonable best efforts to procure prior to or at Completion, with effect as of Completion or as soon as reasonably practicable thereafter, the release by ING Bank N.V. of the Seller, and any other member of the Seller’s Group from any guarantee, indemnity, contribution obligations (bijdrageverplichtingen), letter of comfort or Encumbrance or other similar liability given or incurred by it for the benefit of any of the Group Companies, whether actual or contingent.

6.4
The Purchaser shall indemnify and keep the Seller and any other member of the Seller’s Group harmless for and against any liability, resulting for the Seller or any other member of the Seller’s Group from such guarantees, indemnities, contribution obligations (bijdrageverplichtingen), letters of comfort or Encumbrances as set out in Annex G.2 of Schedule 5 and relating to the period following the Completion Date and preceding their release or withdrawal.

Notary Letter

6.5
In the period between the date of this Agreement and three (3) Business days prior to Completion, the Seller and the Purchaser will finalise and sign, a detailed letter of instruction to the Notary (the “Notary Letter”) substantially in the form attached to this Agreement as Schedule 7.

Payment

6.6
The Purchase Price, increased with any interest accrued thereon in accordance with Article 3.1, shall be paid on the Completion Date in same day funds. The Purchaser shall transfer such amount 1 (one) Business Day before the Completion Date to the notarial trust account of Lexence N.V. in the name of ‘Lexence inzake derdengelden Notariaat’, account number 42.61.79.005, with reference “CHL/LS/19258/Purchase Price Pearl” where it shall be held by the Notary for and on behalf of the Purchaser until the execution of the Deed of Transfer in accordance with the Notary Letter. Upon execution of the Deed of Transfer, the Notary shall hold the aforementioned amount for and on behalf of the Seller and shall release it in accordance with the Notary Letter.

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Transfer of Shares

6.7
On the Completion Date the Shares shall be transferred from the Seller to the Purchaser and the transfer of the Shares shall be acknowledged by the Company through the execution of the Deed of Transfer before the Notary.

Further action to be taken at Completion

6.8
At Completion, the Parties shall further take such action and shall sign such documents, and shall cause each of the Group Companies to take such action and sign such documents, as shall be required to be taken or signed in order to complete the Transaction, including without limitation the following:

(a)	the Seller shall deliver to the Purchaser the shareholders registers of the Group Companies;

(b)	the Seller shall deliver to the Notary written confirmation by ING Bank N.V. that the right of pledge created over the Shares by notarial deed of 18 February 2010 has been cancelled;

(c)
the Seller shall deliver to the Purchaser copies of a tail insurance policy covering product liability and directors and officers liability, as currently insured, for a period of 5 (five) years as from Completion, the costs of which have been or will be paid by the relevant Group Company up to a maximum amount of EUR 250,000 (two hundred and fifty thousand Euros), it being understood that these costs have been Fairly Disclosed to the Purchaser and shall therefore not lead to any adjustment of the Purchase Price;

(d)	the Seller and the Purchaser shall execute the Deed of Deposit before the Notary; and

(e)
the ultimate shareholders of the Seller shall deliver to the Purchaser a bank guarantee in the aggregate amount of EUR 7,500,000 (seven million five hundred thousand Euros) which shall remain valid until the end of the claims period set out in Article 11.1(c), as security for any claim of the Purchaser pursuant to this Agreement (including for the avoidance of doubt pursuant to the Warranties), in the form attached hereto as Schedule 10.

Article 7	Post Completion Covenants

7.1	The Purchaser shall:

(a)	make available, or cause to be made available, to the Seller and its (ultimate) shareholders, all information, records or documents which may reasonably be

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requested by the Seller and its (ultimate) shareholders to fulfil their reporting or filing requirements (including, without limitation in relation to Tax matters) pertinent to the Group Companies; and

(b)
preserve, or cause to be preserved, any information, records or documents pertinent to the Group Companies that are in its possession or under its control until the expiration of all limitation periods under applicable law. In the event the Purchaser wishes to dispose of the aforementioned information, records or documents prior to the expiration of the limitation period under applicable law, the Purchaser shall send written notice to the Seller and its (ultimate) shareholders stating such intention and offering to provide the Seller and its (ultimate) shareholders with the relevant information, records or documents. If no request to be provided with the aforementioned information, records or documents is received with one month of such notice, the Purchaser is entitled to dispose of such information, records or documents as deemed fit.

7.2
As soon as reasonably practicable after Completion, the Purchaser shall grant restricted shares in its capital valued at market price at the date of Completion in an aggregate of EUR 3,000,000 (three million Euros) to certain of the Senior Employees subject to the terms and conditions set out in the share incentive scheme, which has been provided to such Senior Employees prior to the Completion Date. Specific grant levels for individual Senior Employees will be agreed between Mr. Bill Axline and Mr. Paul Kenninck as soon as reasonably practicable after Completion.

Article 8	Due Diligence Investigation

8.1	The Purchaser acknowledges and agrees that:

(a)
it has performed, with the assistance of professional advisors, a due diligence investigation with respect to the Shares, the Group Companies and their respective businesses during the period 6 October 2010 to 26 November 2010, on the basis of information provided by the Seller, the Group Companies and their advisors (the “Due Diligence Investigation”);

(b)
for the purposes of the Due Diligence Investigation the Purchaser has had (and its advisors have had) sufficient opportunity to review any and all information made available to the Purchaser and its advisors, by having had, amongst others, (i) access to the (i) VDD Reports, and financial, legal, tax, commercial and other information provided in the Data Room prepared by the Seller, (ii) the opportunity to submit questions to and receive answers from the Seller on any matter that it deemed proper and necessary for the purpose of entering into this Agreement, and (iii) access to the management of the Group Companies (including without limitation, the management presentations).

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Article 9	Representations and Warranties

9.1	The Seller hereby represents and warrants (garandeert en verklaart) to the Purchaser that each of the Warranties is true and accurate as at the date of this Agreement and as at the Completion Date.

9.2	The Warranties are limited by, and Seller shall not be in breach of or liable for any Warranties in respect of the matters Fairly Disclosed in the Disclosed Information.

9.3
The Purchaser acknowledges and agrees that the Seller makes no representation or warranty as to the accuracy of any forecasts, estimates or projections, relating to the period after the date of this Agreement, howsoever provided to the Purchaser or any of its representatives or advisors. The Purchaser acknowledges that no representations or warranties, express or implied, have been given or are given other than the warranties expressed in this Agreement.

9.4
The Purchaser hereby represents and warrants (garandeert en verklaart) to the Seller that to the best of Purchaser’s knowledge there is as at the date of this Agreement no breach of any of the Warranties. In the event that the representation and warranty made by the Purchaser in this Article 9.4 is untrue in respect of one or more Warranties, the Purchaser will have no Claim for any breach of those Warranties.

9.5
Notwithstanding Article 4.6, in the event of any breach by the Seller under this Agreement, which breach has become known after the Completion Date, the Purchaser shall not have the right to terminate or rescind this Agreement and as its sole exclusive remedy and subject to any applicable limitations of liability, shall have the right to claim the Damages suffered or incurred by the Purchaser as a result of such breach.

9.6
Any payment made by the Seller in respect of a breach of this Agreement shall be deemed to be a reduction of the Purchase Price. The Purchase Price shall not become negative as a result of any such correction.

Article 10	Specific Indemnities

10.1
The Seller shall indemnify and hold the Purchaser harmless for any and all current and future expenses and Damages and the Seller shall indemnify the Purchaser and the Group Companies against any claims of third parties which are a result of or connected with:

(a)	any liability of any Group Company in relation to any pre-pension right and pension right of any past or present employee of any Group Company, if such liability:

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(i)	relates to the period up to the Effective Date, or

(ii)
arises in respect of a failure by any Group Company prior to the Completion Date to observe its obligations in respect of pre-pension rights or pension rights of any past or present employees of any Group Company, which liability shall include recurring effects of such failure;

(b)	the recall of any or all Soladin 600 inverters, whereby the aggregate liability of the Seller for claims under this Article (b) shall be limited to an amount of EUR 2,000,000 (two million Euros);

(c)	any Tax Liability as set forth in Schedule 8 (Tax Matters); and

(d)
any liability of any Group Company or the Purchaser arising as a result of one or more employees of any of the Dutch Group Companies seeking to enjoin, impair or annul the Transaction for reasons of failure by the Group Companies to comply with the relevant provisions of the Works Council Act (Wet op de ondernemingsraden).

10.2
Damages as meant in Article 10.1 shall include any reasonable legal costs which the Purchaser or the Group Companies has to make in order to defend itself against any claim of a third party in connection with facts and circumstances mentioned in Article 10.1. The Seller shall reimburse the legal costs at first request of the Purchaser either to the Purchaser and/or the Group, or directly to the person(s) who assist the Purchaser and/or the Group Companies in court or with legal advice, at the option of the Purchaser. At first request of the Purchaser the Seller shall declare to the legal advisor of the Purchaser that its costs shall be paid for.

10.3
For the avoidance of doubt, limitation of the liability of the Seller pursuant to Articles 11.1, 11.2, 11.4 and 11.6 shall not apply with respect to the liability of the Seller pursuant to this Article 10. Notwithstanding the foregoing, the liability of the Seller under Article 10.1(c) shall be subject to the limitation set out in Article 11.1(b).

10.4
If the Purchaser becomes aware of any facts or circumstances which give rise to a claim against the Seller on the basis of this Article 10, then the Purchaser shall inform the Seller thereof within a reasonable period of time. Furthermore, the Purchaser shall write the Seller for consultation if so requested.

10.5	The Seller shall co-operate with the Purchaser if requested to do so in connection with any claims of third parties as meant in Article 10.1.

Article 11	Limitation of Liability

11.1	The Seller shall not be liable in respect of any claim under this Agreement unless a n

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notice of such claim is given to the Seller specifying the matters set out in Article 12.2:

(a)
in the case of any claim under Paragraphs B (Authority), C (the Group Companies) and D (Shares and shares in Subsidiaries) of Schedule 5, within the statutory limitation period applicable for giving notice of such claim;

(b)
in the case of any claim under Article 10.1(c) and/or Schedule 8 (Tax Matters), within 60 (sixty) days after expiry of the statutory limitation period applicable for the Tax matter giving rise to such claims and any applicable term during which additional assessments can be levied under the relevant laws;

(c)	in the case of any other claim, within 18 (eighteen) months after the Completion Date.

11.2	Without detracting from any other limitations of liability set out in this Agreement, liability of the Seller under the Warranties:

(a)
shall not arise in respect of any individual claim, or series of claims arising from the same or identical facts, unless the liability agreed or determined in respect of such claim or series of claims exceeds EUR 100,000 (one hundred thousand Euros);

(b)
shall not arise unless the aggregate amount of all claims for which the Seller would otherwise be liable under this Agreement exceeds EUR 750,000 (seven hundred and fifty thousand Euros), whereby the Seller shall only be liable for the excess.

11.3	The aggregate liability of the Seller in respect of all claims under this Agreement shall not exceed the Purchase Price.

11.4
The aggregate liability of the Seller arising from a breach of any of the Warranties shall not exceed EUR 15,000,000 (fifteen million Euros), provided that this limitation shall not apply to any liability of the Seller arising from a breach of any of the Warranties set out in Paragraphs B (Authority), C (the Group Companies) and D (Shares and shares in Subsidiaries) of Schedule 5, which liability of Seller shall be limited to the amount of the Purchase Price as set forth in Article 11.3.

11.5	The amount of any liability of the Seller under the Warranties, Article 10.1 and Schedule 8 shall be reduced by:

(a)
the amount of any Tax refund actually received following Completion by any of the Group Companies, the Purchaser or any other member of the Purchaser’s Group and (ii) any reduction in Tax actually payable by any of the Group Companies, to the extent that such refund or reduction is directly attributable to the facts or circumstances giving rise to the liability of the Seller; and

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(b)
any amount actually received by the Purchaser or any of the Group Companies under an insurance policy or from a third party, to the extent that such amount is attributable to the facts giving rise to the claim.

If and to the extent that (i) any amounts as referred to in Articles 11.5(a) and 11.5(b) are actually received by a Group Company, the Purchaser, or any other member of the Purchaser’s Group and (ii) the relevant Group Company, the Purchaser, or other member of the Purchaser’s Group have been compensated for such Damages by the Seller, the excess amounts actually received within 24 (twenty-four) months following the date on which such compensation for Damages was paid by the Seller, by the Group Company the Purchaser or other member of the Purchaser’s Group as referred to in Articles 11.5(a) and 11.5(b) shall be repaid to the Seller.

11.6
The amount of any liability of the Seller under the Warranties shall be reduced by the amount of any specific provision, allowance or reserve which is directly attributable to the facts or circumstances giving rise to the liability of the Seller, in the Accounts. For the avoidance of doubt, the limitation set out in this Article 11.6 does not apply to liability of the Seller for claims under Article 10.1 or Schedule 8.

11.7
The Seller shall not be liable under the Warranties, the Tax Warranties (as defined in Schedule 8) or a Tax Liability pursuant to Schedule 8, in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance to the extent that the same would not have occurred but for any matter or thing done or omitted to be done at the request of the Purchaser.

11.8	The Purchaser shall not be entitled to recover from the Seller more than once in respect of the same Damages suffered.

Article 12	Claims

12.1
If the Purchaser or any other member of the Purchaser’s Group becomes aware of any matter or circumstance that may give rise to a claim against the Seller under this Agreement, the Purchaser shall within 20 (twenty) Business Days deliver a notice to the Seller setting out such information as is reasonably available to the Purchaser or any other member of the Purchaser’s Group as is reasonably necessary to enable the Seller to assess the merits of the claim, to act and preserve evidence and to make such provisions as the Seller may consider necessary, provided that failure to give such notification within the aforesaid 20 (twenty) Business Days shall not affect the Purchaser’s right to make a claim except to the extent that the Seller shall have actually been prejudiced as a result of such failure.

12.2	Without detracting from Article 12.1, any notices of claims under this Agreement shall be given by the Purchaser as soon as reasonably practicable, but always within the time

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limits set out in Article 11.1, specifying the reasonably available information of the legal and factual basis of the claim and the evidence on which the Purchaser relies and, if practicable, an estimate of the amount of Damages which are, or are to be, the subject of the claim (including the Damages which are reasonably contingent on the occurrence of any future event).

12.3
Any claim notified to the Seller shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn 12 (twelve) months after the Purchaser has become aware of the facts and circumstances giving rise to that claim, unless legal proceedings in respect of it (i) have been formally commenced and (ii) are being and continue to be pursued with reasonable diligence.

12.4
If the Purchaser is confronted with or otherwise becomes aware of any claim of a third party, excluding claims by any Tax Authority, against the Purchaser or any of the Group Companies, which claim, if valid, would result in liability of the Seller under this Agreement (a “Third Party Claim”), the Purchaser shall notify the Seller of such Third Party Claim as soon as reasonably practicable after having become aware thereof in accordance with Articles 12.1 and 12.2. As soon as possible following the date of that notification, the Parties shall consult each other on the course of action to be taken. The Purchaser shall take, or procure that the relevant Group Company shall take, any action reasonably necessary to defend or settle the Third Party Claim.

12.5
If the Purchaser is confronted with or otherwise becomes aware of any claim by any Tax Authority, against the Purchaser or any of the Group Companies, which claim, if valid, would result in liability of the Seller under this Agreement (a “Tax Claim”), the Purchaser shall notify the Seller of such Tax Claim as soon as reasonably practicable after having become aware thereof in accordance with Articles 12.1 and 12.2. As soon as possible following the date of that notification the Parties shall consult each other on the course of action to be taken. The Seller shall be entitled to take, or require the Purchaser to take, or to procure that the relevant Group Company shall take, any action reasonably necessary to defend or settle the Tax Claim. To the extent that any such Tax Claim could reasonably have an adverse Tax effect on the Purchaser or the Purchaser’s Group, then the Seller will inform the Purchaser periodically of relevant developments and obtain the Purchaser's prior written approval (such approval not to be unreasonably withheld or delayed) on critical decisions or settlement and on material written communication to be forwarded to any Tax Authority or competent court in relation to the Tax Claim.

12.6
The Parties will cooperate with each other in dealing with any Third Party Claim and/or Tax Claim and will allow each other reasonable access to all books and records which are useful for such purpose, during normal business hours and at the place where the same are normally kept. A Party shall upon its reasonable request be allowed to make copies of the aforementioned documents or to take extracts therefrom. Such books and records shall be subject to a duty of confidentiality except for disclosures necessary for

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resolving such Tax Claim and/or Third Party Claim or otherwise required by applicable law or stock exchange rules.

Article 13	Restrictions

13.1	The Seller hereby undertakes with the Purchaser that it will not, without the prior written consent of the Purchaser:

(a)
for a period of three (3) years from the Completion Date in any capacity or in any way whatsoever in the Restricted Territory, either directly or indirectly, be engaged in or concerned with the conduct of any business involving the development or production of or the trading in any products developed, produced or traded or the provision of services developed or provided by any of the Group Companies as developed, produced, traded or provided at the Completion Date, provided that the Seller shall not be deemed to have violated the terms of this Article 13.1 as a result of (acquiring) ownership by the Seller directly or indirectly of less then 10% (ten per cent) of the shares in any publicly traded company with one or more classes of shares listed on a national securities exchange or publicly traded market;

(b)
for a period of three (3) years from the Completion Date, induce or seek to induce any person employed during the previous 12 (twelve) month period by any of the Group Companies, to become employed whether as employee, consultant or otherwise by the Seller, whether or not such employee would thereby commit a breach of his contract of service, provided that unsolicited employment, the placing of an advertisement of a post available to a member of the public generally, employment of any persons responding to such advertisement, and the recruitment of a person through an employment agency shall not constitute a breach of this Article 13.1(b), provided that Seller does not instruct or encourage such agency to approach any person employed during the previous 12 (twelve) month period by any of the Group Companies; or

(c)
for a period of three (3) years from the Completion Date, persuade or cause or attempt to persuade any customer, supplier of or person otherwise doing business with the Group Companies to terminate or amend its relationship with any of the Group Companies or take any action that may result in the impairment of such relationship.

Article 14	Confidentiality

14.1	Other than as provided for in Article 14.2, no announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by

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or on behalf of the Seller or the Purchaser or any member of their respective groups without the prior written approval of the Seller and the Purchaser. This Article 14.1 shall not affect any announcement or circular required by applicable law in any relevant jurisdiction or the rules of any recognised stock exchange on which the shares of any Party are listed, provided that the Party with an obligation to make an announcement or to issue a circular shall consult with the other Parties insofar as is reasonably practicable before complying with such an obligation.

14.2	Upon the signing of this Agreement, the Purchaser shall issue a press release in the form of Schedule 6.

14.3	The Confidentiality Agreement shall cease to have force and effect from Completion.

14.4
Subject to Articles 14.1 and 14.5 each of the Parties shall treat as strictly confidential and not disclose or use any information contained in or received or obtained as a result of entering into this Agreement (or any other agreement entered into pursuant to this Agreement) which relates to:

(a)	the provisions of this Agreement or any agreement entered into pursuant to this Agreement;

(b)	the negotiations relating to this Agreement (or any such other agreement);

(c)	another Party to this Agreement or the business carried out by it or any member of its group of companies.

14.5	Article 14.4 shall not prohibit the disclosure or use of any information if and to the extent:

(a)	the disclosure or use is required by applicable law in any relevant jurisdiction or the rules of any recognised stock exchange on which the shares of any Party are listed;

(b)
the disclosure or use is reasonably required for the purpose of any judicial proceedings arising out of this Agreement or any agreement entered into under or pursuant to this Agreement or the disclosure is reasonably made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(c)
the disclosure is made to professional advisors of any Party provided that those professional advisors undertake to with the provisions of Article 14.4 in respect of such information as if they were a Party to this Agreement;

(d)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or this Agreement);

(e)	the other Party has given written approval of the disclosure or use;

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(f)	the information is independently developed after Completion;

provided that prior to disclosure or use of any information pursuant to sub-articles 14.4(a), 14.4(b) or 14.4(c), the Party concerned shall promptly notify the other Party of such requirement with a view to providing the other Parties with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

Article 15	Notices

15.1
Any notice or other formal communication given under this Agreement must be in writing and may be delivered in person or sent by post or fax to the Party to be served at its address appearing in this Agreement as follows:

If to the Seller: To: Attn: Fax: Address:	Masterhold B.V. The Managing Director +31 (0)20 6971 006 Snijdersbergweg 93 1105 AN Amsterdam Zuidoost The Netherlands
c.c. To: Attn: Fax: Address:	Lexence N.V. Mr. M.R. van Schooten +31 (0)20 5736 887 P.O. Box 75999 1070 AZ Amsterdam The Netherlands
If to the Purchaser: To: Attn: Fax: Address:	Actuant Corporation President and Chief Executive Officer +1 262 373 7497 13000 West Silver Spring Drive Butler, WI 53007 USA
c.c. To: Attn: Fax:	De Brauw Blackstone Westbroek N.V. Mr. J.W. de Boer +31 (0)20 577 1775

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Address:	P.O. Box 75084 1070 AB Amsterdam The Netherlands and McDermott, Will & Emery LLP Helen R. Friedli, P.C. +1 312 984 7700 227 West Monroe Street Chicago, IL 60606 USA
If to the Company: To: Attn: Fax: Address:	Mastervolt International Holding B.V. The Managing Director +31 (0)20 3422 192 Snijdersbergweg 93 1105 AN Amsterdam Zuidoost The Netherlands

or for all Parties, to such other address or fax number as one Party may notify to the other Parties under this Article.

15.2
Any notice or other document sent by post shall be sent by recorded delivery post (if the place of destination is the same as its country of origin) or by overnight courier (if its destination is elsewhere).

15.3
In proving the giving of a notice or other communication it shall be sufficient to prove that delivery in person was made or that the envelope containing the communication was properly addressed and posted, either by recorded delivery post or by overnight courier as the case may be, or that the fax was properly addressed and transmitted as the case may be.

Article 16	Further assurances

16.1	Each of the Parties shall from time to time execute such documents and perform such acts and things as the other Parties may reasonably require to give that Party the full benefit of this Agreement.

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Article 17	Entire agreement

17.1
This Agreement contains the whole agreement of the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by any applicable law in any jurisdiction which may be excluded by contract, and supersedes and extinguishes any previous written or oral agreement in relation to matters dealt with in this Agreement.

17.2	Purchaser acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly set out in this Agreement.

Article 18	No assignment

18.1
This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. None of the Parties may assign any of its rights or delegate any of its obligations under this Agreement by operation of law or otherwise, without the prior written consent of the of the other Parties, except as provided for in Article 18.2 and except that each of the Seller and the Purchaser may assign any and all of its rights under this Agreement to one or more of its wholly owned subsidiaries (but no such assignment shall relieve the Seller or the Purchaser, as applicable, of any of its obligations under this Agreement).

18.2
 Any obligation of any Party to one or more of the other Parties under this Agreement, which is performed, satisfied or fulfilled completely by a member of such Party’s group, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Article 19	No implied waiver

19.1	No waiver of any provision of this Agreement shall be effective unless in writing and signed by or on behalf of the Party entitled to give such waiver.

Article 20	Variations

20.1	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each Party.

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Article 21	Third party rights

21.1
Subject to Article 21.1, the terms of this Agreement may be enforced only by a Party to this Agreement or a Party’s permitted successors or assigns. Save as expressly stated otherwise, this Agreement does not contain any stipulation in favour of a third party (derdenbeding).

21.2
Any provision of this Agreement referring to the Seller’s (ultimate) shareholders or any other person involved with the Seller or its (ultimate) shareholders, are also intended for the benefit of these persons and constitutes an irrevocable third party stipulation (derdenbeding) for the benefit of these persons, such with exclusion of Section 6:253 sub-section 2 of the Dutch Civil Code.

Article 22	No rescission

22.1
To the extent permitted by law, the Parties waive their rights, if any, to (i) in whole or in part annul, rescind or dissolve (including any gehele dan wel gedeeltelijke ontbinding en vernietiging) this Agreement, (ii) to invoke Section 6:228 of the Dutch Civil Code in the sense that any error (dwaling) will remain for the risk and account of the Party in error and, (iii) to request modification by a court of (the effects of) this Agreement in order to cancel out detriment as set out in Section 6:230 subsection 2 of the Dutch Civil Code. The rights of the Purchaser under Section 7:17 of the Dutch Civil Code are hereby expressly excluded. In the event of a breach of this Agreement, the only remedy for the Purchaser shall be specific performance (nakoming) or Damages.

Article 23	Costs and Expenses

23.1
Except as expressly stated otherwise in this Agreement, each Party shall pay the costs and expenses incurred by it in connection with the negotiations leading up to the sale and purchase of the Shares, preparation entering into, and performing of this Agreement and all other documents referred to in it.

Article 24	Severability

24.1
If any provision of this Agreement shall be held by any court of competent jurisdiction or arbitral tribunal to be illegal, void or unenforceable, such provision shall (a) be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this

Execution copy

Agreement and (b) the Parties shall commit themselves to replacing the non-binding and/or non-enforceable provisions by provisions which are binding and enforceable and which differ as little as possible – taking into account the object and purpose of this Agreement – from the non-binding and/or non-enforceable provisions.

Article 25	Notary

25.1
With reference to the Ordinance on Professional Conduct (Verordening Beroeps- en Gedragsregels) and the Ordinance on Interdisciplinary Cooperation (Verordening Interdisciplinaire Samenwerking 2003), as established by the Royal Notarial Professional Organisation (Koninklijke Notariële Beroepsorganisatie), the Parties hereby expressly agree that (i) Lexence N.V. acts as counsel to the Seller in connection with, and will act as counsel for or on behalf of the Seller in the event of any dispute relating to, this Agreement or any related agreement and (ii) that the Notary, being a civil law notary of Lexence N.V. will execute deeds connected with this Agreement or any related Agreement.

Article 26	Language

26.1
The language of this Agreement and the transactions envisaged by it is English and all notices, demands, requests, statements, certificates and other documents and communications shall be in English unless otherwise agreed by the Parties, or required by the laws of any applicable jurisdiction. Should any document be translated into a language other than English, then the English language version shall be the governing version and shall prevail in all respects.

Article 27	Governing Law / Jurisdiction

27.1	This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

27.2
The Purchaser and the Seller shall attempt in good faith to resolve promptly any dispute arising out of or relating to this Agreement by negotiation. If the matter cannot be resolved in the normal course of business, then either Party shall give the other Party notice of any such dispute not having been resolved.

27.3
Any and all disputes arising from or in connection with this Agreement, or further contracts resulting there from, shall be settled exclusively by the competent court at Amsterdam, the Netherlands, or in the event of appeal in cassation, before the Supreme Court at the Hague, the Netherlands.

Execution copy

IN WITNESS WHEREOF this Agreement has been signed on the date first above written for and on behalf of:

MASTERHOLD B.V.
/s/ P.F. Kenninck
By:	Mr. P.F. Kenninck
Title:	Managing Director

ACTUANT CORPORATION
/s/ William L. Axline
By:	William L. Axline
Title:	Executive Vice President Electrical

MASTERVOLT INTERNATIONAL HOLDING B.V.
/s/ P.F. Kenninck
By:	Mr. P.F. Kenninck
Title:	Managing Director